EXHIBIT 21


                        LIST OF SUBSIDIARIES



California Amplifier SARL  -  a French corporation

CalAmp Solutions Holdings, Inc. (formerly Vytek Corporation) - a Delaware Corporation

CalAmp Solutions, Inc. * (formerly Stellcom, Inc.) - a California corporation

Microknowledge, Inc.  *  -  a New York corporation

Vytek Products, Inc. * (inactive)  -  a California corporation


* wholly-owned subsidiaries of CalAmp Solutions Holdings, Inc.